SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

(Rule14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

QWEST COMMUNICATIONS INTERNATIONAL INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

3.50% CONVERTIBLE SENIOR NOTES DUE 2025
(Title of Class of Securities)

749121 BY 4
(CUSIP Number of Class of Securities)

Stephen E. Brilz

Vice President and Deputy General Counsel

Qwest Communications International Inc.

1801 California Street

Denver, Colorado 80202

303-992-1400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

With a copy to:

Richard M. Russo
Gibson, Dunn & Crutcher LLP
1801 California Street, Suite 4200

Denver, Colorado 80202

303-298-5700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,117,817,000.00	$79,700.35

*                 Calculated solely for purposes of determining the filing fee.  The purchase price of the 3.50% Convertible Senior Notes due 2025 (the “Securities”), as described herein, is $1,000 per $1,000 principal amount outstanding.  As of October 13, 2010 there was $1,117,817,000.00 aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $1,117,817,000.00.

**          The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of the transaction.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $79,700.35

Form or Registration No.: Schedule TO-I (File No. 005-53477)

Filing Party: Qwest Communications International Inc.

Date Filed: October 14, 2010

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-l.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (File No. 005-53477) filed with the Securities and Exchange Commission (the “SEC”) on October 14, 2010 by Qwest Communications International Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Original Schedule TO” and, as amended and supplemented by this Amendment No. 1, the “Schedule TO”), with respect to the right of each holder (each, a “Holder”) of the Company’s outstanding 3.50% Convertible Senior Notes due 2025 (the “Securities”) pursuant to the Indenture, dated as of November 8, 2005 (the “Base Indenture”), between Qwest Communications International Inc., a Delaware corporation (the “Company”), and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented by a First Supplemental Indenture, dated as of November 8, 2005 (collectively with the Base Indenture, the “Indenture”) to sell and the obligation of the Company to purchase the Securities, as described in the Company’s Put Right Purchase Offer to Holders of 3.50% Convertible Senior Notes due 2025, dated October 14, 2010 (as amended or supplemented from time to time, the “Put Right Purchase Offer”), which is attached as an exhibit to the Schedule TO. Holders may surrender securities for purchase as described in the Put Right Purchase Offer until 5:00 p.m., New York City time, on Friday, November 12, 2010 (the “Expiration Date”).

This Amendment No. 1 is being filed to amend and supplement the Original Schedule TO and the Offer to Purchase by incorporating by reference the Company’s current report on Form 8-K (File No. 001-15577), filed with the SEC on October 19, 2010 and to amend and supplement the Put Right Purchase Offer and the Schedule TO to disclose the Company’s issuance of a notice to Holders of the Company’s intent to redeem all of the then outstanding Securities on November 18, 2010.

Except as expressly amended and supplemented by this Amendment No. 1, neither the Original Schedule TO nor the Offer to Purchase shall be amended, supplemented or otherwise modified hereby.

Items 1 through 9.

The Original Schedule TO and the Put Right Purchase Offer are each hereby amended and supplemented by adding the following to the Put Right Purchase Offer in the Summary Term Sheet after the last paragraph under “If I do not surrender my Securities for purchase, how will my rights and obligations as a Holder of Securities be Affected?” and after the last paragraph in Section 2.2 “Redemption at the Option of the Company”:

“The Indenture also provides that the Securities are subject to redemption, at our option, on or after November 20, 2008 and before November 20, 2010, in whole or in part, if the closing sale price of our common stock for at least 20 trading days in a 30 consecutive trading day period ending on the date that is one day prior to the date of the corresponding Redemption Notice is greater than 130% of the conversion price of the Securities on the date of such Redemption Notice, at a redemption price equal to the sum of (1) 100% of the principal amount of the Securities, (2) accrued and unpaid interest thereon to, but not including, the Redemption Date, and (3) a make-whole premium equal to the discounted present value of the scheduled interest payments on the Securities during the period from the Redemption Date, November 18, 2010, to November 20, 2010.

As a result of this provision, the Securities became redeemable at our option on October 18, 2010.  On October 19, 2010, we issued a Redemption Notice to Holders through U.S. Bank National Association, the Trustee under the Indenture, establishing a Redemption Date of November 18, 2010. There are no scheduled interest payments on the Securities during the period from such Redemption Date to November 20, 2010.  As a result, no make-whole premium will be paid to Holders on such Redemption Date.  Holders may surrender their Securities for conversion until November 17, 2010, which is the business day prior to such Redemption Date.  Any Securities not surrendered for purchase pursuant to the Put Option or converted on or prior to November 17, 2010 will be redeemed at a redemption price equal to 100% of the principal amount of the Securities, plus accrued and unpaid interest thereon to, but not including, such Redemption Date.”

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The Original Schedule TO and the Put Right Purchase Offer are each hereby amended and supplemented by adding the following to the Put Right Purchase Offer in the Summary Term Sheet after the last paragraph under “If I do not surrender my Securities for purchase, will I continue to be able to exercise my conversion rights?” and after the last paragraph in Section 2.3 “Conversion Rights”:

“As more fully described in the Indenture, Holders who surrender Securities for conversion will not be entitled to any accrued interest on such Securities that remains unpaid as of the date on which such Holder surrenders such Securities for conversion.  Accordingly:

•                  Holders who surrender Securities for conversion before the close of business on November 1, 2010 will not receive any accrued and unpaid interest on such Securities;

•                  Holders who surrender Securities for conversion after the close of business on November 1, 2010, which is the record date for the November 15, 2010 interest payment on the Securities, but before the open of business on November 15, 2010, must pay to the Trustee an amount equal to the accrued and unpaid interest on such Securities that such Holder will receive on November 15, 2010 as the record holder of such Securities as of such record date; and

•                  Holders who surrender Securities for conversion after the open of business on November 15, 2010 will receive the scheduled November 15, 2010 interest payment on such Securities, but will not receive any interest that accrues on such Securities from and after November 15, 2010.”

The Original Schedule TO and the Put Right Purchase Offer are each hereby amended and supplemented by deleting, in the Put Right Purchase Offer, the third bullet of the third paragraph of Section 11 “Additional Information” and replacing such third bullet with the following:

•                  “Our current reports on Form 8-K, filed with the SEC on January 8, 2010, January 13, 2010, February 16, 2010 (the filing pursuant to Item 5.02 of Form 8-K only), February 22, 2010, April 22, 2010, May 13, 2010, August 10, 2010, August 13, 2010, August 24, 2010, August 27, 2010 and October 19, 2010 (other than any information in such reports that is deemed to have been furnished to, rather than filed with, the SEC in accordance with SEC rules).”

Item 12.  Exhibits.

Item 12 to the Original Schedule TO is hereby amended and supplemented by adding the following:

“(a)(5)(i)	Press Release, dated October 19, 2010 (incorporated by reference to Qwest Communications International Inc.’s Current Report on Form 8-K filed on October 19, 2010, File No. 001-15577).”

“(a)(5)(ii)

Notice of Full Redemption to the Holders of Qwest Communications International Inc. 3.50% Convertible Senior Notes due 2025, dated October 19, 2010 (incorporated by reference to Qwest Communications International Inc.’s Current Report on Form 8-K filed on October 19, 2010, File No. 001-15577).”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QWEST COMMUNICATIONS INTERNATIONAL INC.

DATE: October 19, 2010	By:	/s/ STEPHEN E. BRILZ
		Name:	Stephen E. Brilz
		Title:	Vice President and Assistant Secretary

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EXHIBIT INDEX

(a)(1)	Put Right Purchase Offer to Holders of 3.50% Convertible Senior Notes due 2025, dated October 14, 2010.*

(a)(5)(i)	Press Release, dated October 19, 2010 (incorporated by reference to Qwest Communications International Inc.’s Current Report on Form 8-K filed on October 19, 2010, File No. 001-15577).”

(a)(5)(ii)

Notice of Full Redemption to the Holders of Qwest Communications International Inc. 3.50% Convertible Senior Notes due 2025, dated October 19, 2010 (incorporated by reference to Qwest Communications International Inc.’s Current Report on Form 8-K filed on October 19, 2010, File No. 001-15577).

(b)	Not applicable.

(d)(1)

Senior Debt Securities Indenture, dated as of November 8, 2005, by and between Qwest Communications International Inc. and U.S. Bank National Association (incorporated by reference to Qwest Communications International Inc.’s Current Report on Form 8-K filed on November 14, 2005, File No. 001-15577).

(d)(2)

First Supplemental Indenture, dated as of November 8, 2005, by and between Qwest Communications International Inc. and U.S. Bank National Association (incorporated by reference to Qwest Communications International Inc.’s Current Report on Form 8-K filed on November 14, 2005, File No. 001-15577).

(g)	Not applicable.

(h)	Not applicable.

•                  Previously filed with this Schedule TO on October 14, 2010.

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